Exhibit 99.1

Virios Therapeutics, Inc. and Wex Pharmaceuticals, Inc. Announce Business Combination to Form Dogwood Therapeutics, Inc. (Nasdaq: “DWTX”)

~~●~~	Strategic financing by an affiliate of CK Life Sciences Int’l., (Holdings) Inc., results in working capital of approximately $23 million to fund operations and advance Phase 2b Halneuron® development into 4Q25
●	Expanded pipeline includes a potential first-in-class non-opioid, NaV1.7 inhibition pain treatment, Halneuron®, currently in Phase 2b development for chemotherapy-induced neuropathic pain, with an expected interim readout 2H25
●	Near-term catalyst with top-line results from the IMC-2 Long-COVID Phase 2a study expected in early 4Q24
●	Existing VIRI stockholders to be granted a contingent value right (“CVR”) tied to potential milestone payments associated with any future corporate partnering transactions for IMC-1 and IMC-2
●	Company announces 25-for-1 reverse stock split of its common stock to be effective on October 9, 2024 to enable business combination and Nasdaq listing compliance
●	Webcast today, October 7, 2024, at 8:30 a.m. Eastern Time

Atlanta, GA and Vancouver, British Columbia, Canada – October 7, 2024 – Virios Therapeutics, Inc. (NASDAQ: VIRI) (the “Company”), and Wex Pharmaceuticals, Inc. (“WEX”), a wholly owned subsidiary of CK Life Sciences Int’l., (Holdings) Inc. (“CKLS”), today announced that Virios has entered into a definitive share exchange agreement with Sealbond Limited, an indirect parent of Wex, pursuant to which the companies will combine in an all-stock transaction (the “Combination”).

The combined company’s new name will be Dogwood Therapeutics, Inc. (NASDAQ: DWTX) (“Dogwood”) and it will be focused on the clinical development of three assets: Halneuron®, currently in Phase 2b development for chemotherapy-induced neuropathic pain (“CINP”); IMC-1, poised for Phase 3 development as a treatment for fibromyalgia (“FM”); and IMC-2, currently in Phase 2 development to treat Long-COVID (“LC”) sequelae.

In connection with the Combination, the Company announced that it is raising $19.5 million in a committed debt financing by an affiliate of CKLS in two tranches with $16.5 million funding at closing and an additional $3 million funded in 1Q25, subject to certain customary conditions. This financing is expected to fund research and operations through several key milestones, including the release of results from the Halneuron® Phase 2b interim analysis assessment expected in 2H25.

“This transaction represents our deep commitment to delivering value to stockholders by expanding our pipeline with a synergistic, novel program while also providing the upside opportunity for existing Virios stockholders to receive future cash payments through CVRs for

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potential licensing partnerships relating to IMC-1 and IMC-2,” said Greg Duncan, Chief Executive Officer. “With the anticipated funding and an accomplished management team, we believe Dogwood is well-positioned to advance its programs by leveraging its FDA Fast Track designations for IMC-1 and Halneuron®.”

“Both preclinical and clinical data support sodium channel inhibition as a non-opioid approach to treat CINP, which can be a long-term condition affecting approximately one in three patients following chemotherapy,” said Mike Gendreau, M.D., PhD, Chief Medical Officer. “Halneuron® is a voltage-gated sodium channel inhibitor that modulates transmission of pain signals, a mechanism proven to treat pain, with the potential to serve as a non-opioid treatment for both acute and chronic pain, including CINP, for which there are currently no FDA approved treatments.”

Dogwood will be led by industry veterans, including Chief Executive Officer Greg Duncan; Chief Medical Officer Mike Gendreau, M.D., PhD; Senior Vice President Operations Ralph Grosswald; Chief Financial Officer Angela Walsh and Vice President Manufacturing Meng Zhou. The combined Board of Directors consists of Rick Keefer; John Thomas; Richard Whitely, MD; Abel De La Rosa, PhD; Alan Yu; Melvin Toh, MBBS; and Chairman Greg Duncan.

Effective October 9, 2024, the Company will change its name from “Virios Therapeutics, Inc.” to “Dogwood Therapeutics, Inc.” The Company’s common stock will cease trading under the ticker symbol “VIRI” and will begin trading on the Nasdaq Capital Market under the ticker symbol “DWTX” as of the commencement of trading on October 9, 2024.

Dogwood Therapeutics Proprietary Pipeline

●	Halneuron® is in Phase 2b development as a non-opioid, Nav 1.7 inhibitor to treat the neuropathic pain associated with chemotherapy treatment. Halneuron® has been granted Fast Track Designation from the FDA for the treatment of CINP.

Next milestone: Interim data from the ongoing Phase 2 CINP study are expected in 2H25.

●	IMC-2 (valacyclovir + celecoxib) is in Phase 2 development as a combination antiviral treatment for Long-COVID.

Next milestone: Topline data from an investigator led, double blind controlled proof of concept study, assessing two doses of IMC-2 vs placebo, are expected in early 4Q24.

●	IMC-1 (famciclovir + celecoxib) is Phase 3 development ready as a combination antiviral treatment for FM. IMC-1 has been granted fast track designation by the FDA.

Next milestone: Dogwood is exploring partnerships for IMC-1 to execute the Phase 3 FM program as agreed with the FDA.

Company Announces Reverse Stock Split

In connection with the Combination, the Company is announcing a reverse split of 25-for-1. The reverse stock split will be effective on October 9, 2024, resulting in outstanding shares of common stock of 1,110,317 prior to the issuance of shares pursuant to the share exchange agreement. The

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25-for-1 reverse stock split will automatically result in the conversion of twenty-five current shares of the Company’s common stock into one new share of common stock. No fractional shares will be issued in connection with the reverse stock split. In lieu thereof, each stockholder who would be entitled to receive a fractional share will be entitled to receive a cash payment equal to the fair market value of such fractional share. The Company expects its common stock to begin trading on a split-adjusted basis on the Nasdaq Capital Market as of the commencement of trading on October 9, 2024 with a new CUSIP number of 92829J203 and under the symbol “DWTX”.

About the Business Combination and Financing

Pursuant to the definitive share exchange agreement, immediately following the reverse stock split, Sealbond, the sole stockholder of Wex and an indirect wholly-0wned subsidiary of CKLS, will receive an aggregate of 211,383 shares of common stock and 2,108.3854 shares of non-voting convertible preferred stock (with a conversion ratio of preferred to common at 1:10,000) (the “Preferred Stock”) which represents, on a fully diluted basis, approximately 94% for Sealbond and approximately 6% for the pre-Combination stockholders of Virios Therapeutics and a combined fully diluted equity value of approximately $105 million (excluding transaction fees).  In connection with the Combination, the Company entered into a loan agreement with an affiliate of CKLS for a cash investment of $19.5 million, which will be funded in two tranches with $16.5 million funded at closing and an additional $3 million funded in 1Q25, subject to certain customary conditions.

The issuance of shares of common stock upon conversion of the Preferred Stock issued in the Combination shall be subject to stockholder approval in compliance with the rules of the Nasdaq Stock Market.

A non-transferrable CVR will be distributed to Dogwood stockholders of record as of October 17, 2024 to receive certain proceeds received by Dogwood, if any, related to future upfront, development or regulatory milestone payments resulting from corporate partnering transactions of IMC-1 and IMC-2.

Tungsten Advisors served as the exclusive financial advisor and placement agent to VIRI. Orrick, Herrington & Sutcliffe, LLP is serving as legal counsel to VIRI. Goodwin Procter LLP is serving as legal counsel to CKLS and its affiliates.

Webcast Presentation

The Company will host a webcast presentation to discuss the proposed transaction today, October 7, 2024 at 8:30 a.m. Eastern Time.

Investors Dial-in:

Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code: 138827

A replay of the webcast will also be available via the investor website after the call’s conclusion.

44 Milton Avenue │ Alpharetta, GA 30009 │ (866) 620-8655

About Halneuron®

Halneuron® (“TTX”), a selective sodium channel blocker, produces analgesia either by decreasing the propagation of action potentials by sodium channels and/or by blocking ectopic discharges associated with chronic pain. Halneuron® is an injectable formulation of Tetrodotoxin, a novel small molecule with action exclusively on the peripheral nervous system.  Halneuron® does not cross the blood-brain barrier and, therefore, is without the common side effects of euphoria, addiction, tolerance, sedation, and confusion experienced by patients treated with opioids and other analgesics. Pharmacology studies revealed that TTX is a more potent analgesic than standard analgesic agents such as aspirin, morphine, or meperidine, with potential applications in many moderate to severe neuropathic pain conditions. Halneuron® demonstrated a statistically significant improvement in pain reduction in a cancer-related pain trial (p-value 0.046), with no evidence of addiction, withdrawal symptoms, or euphoria and no build of up of tolerance over time.  Most Halneuron® reported adverse events (AEs) are mild or moderate in severity and there were no reported serious drug related AEs.  Halneuron® has been tested in over 700 people in multiple clinical trials and has been granted Fast Track Designation from the FDA for the treatment of CINP.

About IMC-2:

IMC-2 is a novel, proprietary combination of valacyclovir and celecoxib designed to synergistically suppress herpes virus replication and convert activated herpes virus back to a dormant state, with the end goal of reducing virally promoted LC symptoms.  A positive prior investigator-initiated LC proof of concept study demonstrated that combination treatment with valacyclovir and celecoxib improved fatigue, pain, orthostatic symptoms, anxiety and overall patient health when compared with an untreated control group of patients matched by age, gender, COVID vaccination rates and duration of illness.

About IMC-1:

IMC-1 is a novel, proprietary, fixed dose combination of famciclovir and celecoxib designed to synergistically suppress herpes virus replication, with the end goal of reducing virally promoted disease symptoms. The Company has reached agreement with the FDA on its proposed IMC-1 FM Phase 3 development program.  IMC-1 has been granted fast track designation by the FDA as a potential new treatment for FM.

About Virios Therapeutics, Inc.

Virios Therapeutics (Nasdaq: VIRI) is a development-stage biotechnology company focused on advancing novel antiviral therapies to treat diseases associated with a viral triggered abnormal immune response such as fibromyalgia (“FM”) and Long-COVID (“LC”). Overactive immune response related to activation of tissue resident herpesvirus has been postulated to be a potential root cause of chronic illnesses such as FM, irritable bowel syndrome, LC, chronic fatigue syndrome and functional somatic syndromes, all of which are characterized by a waxing and waning manifestation of disease, often triggered by events which compromise the immune system. The Company’s lead development candidates are novel, proprietary, fixed dose combinations of an antiviral compound and celecoxib designed to synergistically suppress herpesvirus replication, with the end goal of reducing virally promoted disease symptoms. IMC-1 (fixed dosage combination of famciclovir and celecoxib) has been granted fast track designation by the FDA.

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About Wex Pharmaceutical, Inc.

WEX Pharmaceuticals Inc. is a private biopharmaceutical company based in Vancouver, British Columbia, Canada, developing a new class of non-opioid analgesics. WEX’s proprietary platform and the lead product is Halneuron®. The active pharmaceutical ingredient in Halneuron® is Tetrodotoxin (“TTX”) which is a proven sodium channel blocker known to be effective for pain relief.

About CKLS

CK Life Sciences Int’l., (Holdings) Inc. is listed on The Stock Exchange of Hong Kong Limited. Bearing the mission of improving the quality of life, CK Life Sciences is engaged in the business of research and development, manufacturing, commercialisation, marketing, sale of, and investment in products and assets which fall into three core categories – nutraceuticals, pharmaceuticals & diagnostics, and agriculture-related. CK Life Sciences is a member of the CK Hutchison Group.

Forward-Looking Statements

Statements in this press release contain “forward-looking statements,” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “suggest,” “target,” “aim,” “should,” "will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including risks related to the completion, timing and results of current and future clinical studies relating to the Company’s product candidates. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Amended Annual Report on Form 10-K/A for the year ended December 31, 2023, filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Important Additional Information and Where to Find It

The Company, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Company’s expected special meeting seeking stockholder approval of conversion of the Preferred Stock and other matters related to the conversion of the Preferred Stock and the Combination. Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise can be found in Virios Therapeutics, Inc.’s proxy statement for its 2024 Annual Meeting of Stockholders, filed with the SEC on April 25, 2024. To the extent holdings of the Company’s common stock have changed since the amounts set forth in Virios Therapeutics Inc.’s proxy statement for the 2024 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statements of Beneficial

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Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov. The Company intends to file a proxy statement and accompanying proxy card with the SEC in connection with the solicitation of proxies from Company stockholders in connection with the Company’s expected special meeting seeking stockholder approval of conversion of the Preferred Stock and other matters related to the conversion of the Preferred Stock and the Combination. Additional information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Company’s proxy statement for such special meeting, including the schedules and appendices thereto. INVESTORS AND STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND THE ACCOMPANYING PROXY CARD AND ANY AMENDMENTS AND SUPPLEMENTS THERETO AS WELL AS ANY OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain copies of the proxy statement, any amendments or supplements to the proxy statement, the accompanying proxy card, and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of the Company’s corporate website at https://ir.DWTX.com/ or by contacting Investor Relations at Dogwood Therapeutics, Inc., 44 Milton Avenue, Alpharetta, GA 30009, by emailing Dogwood’s Investor Relations at IR@dwtx.com or calling Dogwood’s Investor Relations at (866) 620-8655.

Contact:

IR@dwtx.com

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